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                          August 24, 2022

       Sue Horvath
       Vice President & Chief Financial Officer
       Panbela Therapeutics, Inc.
       712 Vista Blvd, Suite 305
       Waconia, MN 55387

                                                        Re: Panbela
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 19,
2022
                                                            File No. 333-267000

       Dear Ms. Horvath:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Morgan Burns, Esq.